EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	June 30, 2026	December 31, 2025

Assets
Current assets
Cash and cash equivalents		183,208	252,243
Restricted cash		20,080	20,081
Marketable securities		139	84
Accounts receivable		33,003	27,643
Biological assets	6	2,842	3,120
Inventory	7	133,372	126,877
Prepaid expenses and deposits		15,233	15,566
Investments	12	263	484
Assets held for sale		700	746
Net investment in subleases	10	2,962	2,775
		391,802	449,619
Non-current assets
Long-term deposits and receivables		2,457	4,526
Right of use assets	8	135,067	138,353
Property, plant and equipment	9	144,622	151,900
Net investment in subleases	10	10,697	11,643
Intangible assets	11	57,130	58,520
Investments	12	14,507	11,574
Equity-accounted investees	13	400,386	385,534
Goodwill		127,260	124,248
Total assets		1,283,928	1,335,917

Liabilities
Current liabilities
Accounts payable and accrued liabilities		46,193	56,747
Lease liabilities	14	36,093	35,462
		82,286	92,209
Non-current liabilities
Lease liabilities	14	130,284	134,471
Other liabilities		7,665	8,041
Total liabilities		220,235	234,721

Shareholders’ equity
Share capital	15(b)	2,171,833	2,310,398
Warrants		306	306
Contributed surplus		54,623	54,038
Accumulated deficit		(1,211,535)	(1,302,441)
Accumulated other comprehensive income ("AOCI")		48,466	38,895
Total shareholders’ equity		1,063,693	1,101,196
Total liabilities and shareholders’ equity		1,283,928	1,335,917

Commitments and contingencies (note 23)

Subsequent events (notes 15(b) and 24)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2026	2025	2026	2025
Net revenue	17	235,766	244,769	431,672	449,683
Cost of sales	7	179,417	177,168	322,511	325,441
Gross profit		56,349	67,601	109,161	124,242

Investment income	18	1,008	1,529	2,545	4,385
Share of (loss) profit of equity-accounted investees	13	(2,351)	304	(1,850)	(4,153)

General and administrative		42,841	45,376	89,448	91,735
Sales and marketing		3,665	3,384	7,674	7,151
Depreciation and amortization	8,9,11	12,631	12,920	25,486	26,148
Share-based compensation	16	2,650	2,919	3,266	4,307
Restructuring costs		859	827	1,031	1,153
Asset (reversal) impairment, net	8,9	(2)	(1,064)	(180)	920
Other income		—	—	(81)	—
Research and development		8	98	12	198
Loss (gain) on disposition of assets		195	(29)	155	(88)
Operating (loss) income		(7,841)	5,003	(16,955)	(7,050)

Other expenses, net	19	(1,666)	(2,118)	(3,960)	(4,772)
(Loss) earnings before income tax		(9,507)	2,885	(20,915)	(11,822)
Income tax recovery		1,685	—	3,182	—
Net (loss) earnings		(7,822)	2,885	(17,733)	(11,822)

Equity-accounted investees - share of other comprehensive income (loss)	13	5,641	(20,611)	10,654	(20,959)
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	12	209	2,044	(1,083)	(3,186)
Comprehensive (loss) income		(1,972)	(15,682)	(8,162)	(35,967)

Net (loss) earnings per common share attributable to owners of the Company
Basic and diluted	21	$(0.03)	$0.01	$(0.07)	$(0.05)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

						Accumulated other comprehensive income
	Note	Share capital	Warrants	Contributed surplus	Accumulated deficit	Equity-accounted investees	Investments at FVOCI	Total
Balance at December 31, 2025		2,310,398	306	54,038	(1,302,441)	31,673	7,222	1,101,196
Net loss		—	—	—	(17,733)	—	—	(17,733)
Other comprehensive income (loss)		—	—	—	—	10,654	(1,083)	9,571
Share issuances		10	—	—	—	—	—	10
Share repurchases	15(b)	(141,874)	—	—	108,639	—	—	(33,235)
Share-based compensation	16	—	—	3,884	—	—	—	3,884
Employee awards exercised		3,299	—	(3,299)	—	—	—	—
Balance at June 30, 2026		2,171,833	306	54,623	(1,211,535)	42,327	6,139	1,063,693

Balance at December 31, 2024		2,346,728	667	57,156	(1,323,965)	50,906	1,864	1,133,356
Net loss		—	—	—	(11,822)	—	—	(11,822)
Other comprehensive loss		—	—	—	—	(20,959)	(3,186)	(24,145)
Share repurchases		(51,714)	—	—	36,383	—	—	(15,331)
Share-based compensation	16	—	—	6,080	—	—	—	6,080
Employee awards exercised		240	—	(240)	—	—	—	—
Balance at June 30, 2025		2,295,254	667	62,996	(1,299,404)	29,947	(1,322)	1,088,138

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Note	2026	2025	2026	2025
Cash provided by (used in):
Operating activities
Net (loss) earnings for the period		(7,822)	2,885	(17,733)	(11,822)
Adjustments for:
Income tax recovery		(1,685)	—	(3,182)	—
Interest and fee income	18	(1,008)	(1,318)	(2,490)	(4,174)
Change in fair value of biological assets	6	55	(1,292)	9	(2,739)
Change in fair value of inventory sold		295	628	525	964
Share-based compensation	16	2,650	2,919	3,266	4,307
Depreciation and amortization	8,9,11	13,989	13,949	28,105	28,136
Loss (gain) on disposition of assets		195	(29)	155	(88)
Inventory impairment and obsolescence	7	1,156	239	2,602	830
Finance costs, net	19	1,994	1,647	4,056	3,337
Change in estimate of fair value of derivative warrants		—	(13)	—	(25)
Unrealized foreign exchange (gain) loss		(713)	180	(1,012)	193
Transaction costs		10	—	10	—
Asset (reversal) impairment, net	8,9	(2)	(1,064)	(180)	920
Share of loss (profit) of equity-accounted investees	13	2,351	(304)	1,850	4,153
Unrealized loss (gain) on marketable securities	18	151	(211)	(55)	(211)
Additions to marketable securities		—	313	151	313
Income distributions from equity-accounted investees	13	—	68	—	68
Interest received		1,194	1,283	2,555	4,219
Exercise of cash-settled deferred share units	16(d)	—	—	(474)	—
Change in non-cash working capital	3,20	(9,123)	(13,763)	(10,990)	(14,476)
Net cash provided by operating activities		3,687	6,117	7,168	13,905
Investing activities
Additions to property, plant and equipment	9	(1,786)	(2,080)	(4,424)	(3,668)
Additions to investments	12	(151)	(7,417)	(4,183)	(16,414)
Principal payments from investments	12	122	257	238	27,164
Capital distributions (contributions) from equity-accounted investees	13	—	3,073	(2,866)	3,792
Proceeds from disposal of property, plant and equipment	9	1,751	53	1,794	166
Acquisitions	4	—	(1,000)	(2,900)	(1,000)
Change in non-cash working capital	20	(274)	(47)	637	(29)
Net cash (used in) provided by investing activities		(338)	(7,161)	(11,704)	10,011
Financing activities
Payments on lease liabilities, net	10,14	(10,101)	(11,785)	(20,157)	(19,297)
Repurchase of common shares	15(b)	(23,496)	—	(33,071)	(15,031)
Change in non-cash working capital	20	52	186	871	277
Net cash used in financing activities		(33,545)	(11,599)	(52,357)	(34,051)
Change in cash and cash equivalents		(30,196)	(12,643)	(56,893)	(10,135)
Adjustment on initial application of amendments to IFRS 9 on January 1, 2026		—	—	(12,142)	—
Cash and cash equivalents, beginning of period		213,404	220,867	252,243	218,359
Cash and cash equivalents, end of period		183,208	208,224	183,208	208,224

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 101, 17220 Stony Plain Road NW, Edmonton, Alberta, Canada, T5S 1K6.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned, controlled and franchised retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 13), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s liquor retail operations are seasonal in nature. Accordingly, sales will vary by quarter based on consumer spending behaviour. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a higher level of earnings in the third and fourth quarters. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance. The cannabis industry is a growing industry and the Company has not observed significant seasonality as of yet.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL” and on the Canadian Securities Exchange under the symbol “SNDL”.

U.S. TARIFFS

In early 2025, the U.S. administration imposed certain tariffs on imports from certain countries, including Canada, and in response, the Canadian administration imposed their own tariffs on certain imports from the United States. Canada and the United States continue ongoing negotiations on a new trade and security relationship, though the scope and terms of such negotiations and the agreements they may produce, if any, are unknown. These tariff announcements and the risk of further potential retaliatory tariffs have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to impact SNDL.

SNDL is continuing to monitor the evolving situation and the impacts and potential consequences on its financial position. The Company did not experience a significant impact to its financial performance during the six months ended June 30, 2026.

2.
Basis of presentation

Statement of compliance

These condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These financial statements were prepared using the same accounting policies and methods as those disclosed in the

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

annual consolidated financial statements for the year ended December 31, 2025. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2025.

Certain prior period amounts have been reclassified to conform to current year presentation. Specifically, changes to investments have been separated into additions to investments and principal payments from investments and change in fair value of biological assets has been separated into change in fair value of biological assets and change in fair value of inventory sold, both on the condensed consolidated interim statement of cash flows.

These financial statements were approved and authorized for issue by the board of directors of the Company (the “Board”) on July 27, 2026.

3.
NEW ACCOUNTING STANDARDS

Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7 using the prospective application. The amendments include the following:

•
Clarification on the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic payment system.
•
Clarification and further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion.
•
New disclosure requirements for certain instruments without contractual terms that can change cash flows.
•
Updates to the disclosure required for equity instruments designated at FVOCI.

Impact on adoption

At June 30, 2026, there was a $8.4 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, which is reflected in the statement of financial position and statement of cash flows. The Company estimated the impact to be approximately $12.1 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, had the amendments been in effect for the annual period ending December 31, 2025.

4.
Business acquisitions

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”).

Under the terms of the 1CM Agreement, the Company would acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction. The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

The 1CM Transaction was to be completed by way of an arrangement under the Business Corporations Act (Ontario). On June 16, 2025, 1CM announced the approval of the 1CM Transaction by 1CM shareholders. On June 18, 2025, 1CM announced that the Ontario Superior Court of Justice (Commercial List) approved the plan of arrangement involving SNDL.

On December 15, 2025, the Company announced that it had entered into an amended and restated arrangement agreement (the “1CM A&R Agreement”). Under the 1CM A&R Agreement, the parties agreed to, among other things, complete the 1CM Transaction in two stages to align with the status of required provincial regulatory approvals. The aggregate purchase price for the 1CM Transaction had not been amended.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

On January 7, 2026, the first closing (“First Closing”) was completed and involved the purchase of 5 cannabis retail stores located in Alberta and Saskatchewan. The purchase price for the First Closing was $5.0 million cash, subject to certain adjustments at the time of the First Closing. Pursuant to the 1CM A&R Agreement, in December 2025, the Company had previously paid a $2.0 million non-refundable cash deposit towards the purchase price in respect of the First Closing.

The second closing (“Second Closing”) was expected to occur in the first half of 2026 for the purchase of the remaining 27 cannabis retail stores, each of which are located in Ontario. The 1CM Transaction had an outside date that was extended from December 31, 2025 to May 31, 2026. On May 27, 2026, the Company announced that the Second Closing was not expected to proceed following a prolonged regulatory review process that extended beyond commercially reasonable timelines contemplated by the parties. The Company is required to pay a $0.25 million termination fee that will be deducted from the previously paid $1.0 million deposit meant to be applied towards the purchase price in respect of the Second Closing, with the remainder of the deposit being returned to the Company.

The purchase price allocation is not final as the Company continues to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes, if any, arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment. The fair value of consideration paid was as follows:

	Provisional	Adjustments	Provisional
Cash	5,000	—	5,000

The preliminary fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Provisional
Inventory	385	22	407
Prepaid expenses and deposits	10	—	10
Right of use assets	554	1,150	1,704
Property, plant and equipment	1,172	—	1,172
Lease liabilities	(435)	(870)	(1,305)
Total identifiable net assets acquired	1,686	302	1,988
Goodwill	3,314	(302)	3,012
	5,000	—	5,000

Goodwill reflects benefits arising from the acquisition that are not individually identifiable or separately recognizable, including expected operational synergies and future growth opportunities.

As new information is obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, the accounting for the acquisition will be revised.

The consolidated financial statements incorporate the operations of the 5 cannabis retail stores located in Alberta and Saskatchewan commencing January 8, 2026. During the period January 8, 2026 to June 30, 2026 the Company recorded revenues of $2.1 million and a net loss of $0.4 million from the 5 cannabis retail stores. Had the First Closing closed on January 1, 2026, management estimates that for the period January 1, 2026, to January 7, 2026, revenue would have increased by $79 thousand and net loss would have increased by $17 thousand. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2026.

The Company incurred costs related to the First Closing of $0.1 million which have been included in transaction costs.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

5.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned, controlled and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at June 30, 2026
Total assets	212,139	211,318	—	423,457	325,896	415,156	119,419	1,283,928
Six months ended June 30, 2026
Net revenue (1)	160,549	61,664	(29,332)	192,881	238,791	—	—	431,672
Gross profit	42,354	6,369	—	48,723	60,438	—	—	109,161
Operating income (loss)	4,084	(16,143)	—	(12,059)	(136)	479	(5,239)	(16,955)
Earnings (loss) before income tax	2,930	(16,284)	—	(13,354)	(2,914)	479	(5,126)	(20,915)
Three months ended June 30, 2026
Net revenue (1)	83,204	32,232	(14,378)	101,058	134,708	—	—	235,766
Gross profit	22,002	567	—	22,569	33,780	—	—	56,349
Operating income (loss)	2,968	(9,201)	—	(6,233)	3,024	(1,559)	(3,073)	(7,841)
Earnings (loss) before income tax	2,376	(9,175)	—	(6,799)	1,658	(1,559)	(2,807)	(9,507)
(1)
The Company has eliminated $29.3 million for the six months ended June 30, 2026 and 14.4 million for the three months ended June 30, 2026 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at December 31, 2025
Total assets	219,462	211,625	—	431,087	324,447	397,537	182,846	1,335,917
Six months ended June 30, 2025
Net revenue (1)	161,939	70,155	(33,812)	198,282	251,401	—	—	449,683
Gross profit	41,509	18,444	—	59,953	64,289	—	—	124,242
Operating income (loss) (2)	5,510	(9,304)	—	(3,794)	4,292	232	(7,780)	(7,050)
Earnings (loss) before income tax (2)	4,394	(9,424)	—	(5,030)	2,220	232	(9,244)	(11,822)
Three months ended June 30, 2025
Net revenue (1)	84,399	35,836	(17,395)	102,840	141,929	—	—	244,769
Gross profit	21,882	9,233	—	31,115	36,486	—	—	67,601
Operating income (loss) (2)	4,183	(3,133)	—	1,050	6,709	1,833	(4,589)	5,003
Earnings (loss) before income tax (2)	3,620	(3,106)	—	514	5,682	1,833	(5,144)	2,885
(1)
The Company has eliminated $33.8 million for the six months ended June 30, 2025 and $17.4 million for the three months ended June 30, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(2)
Recast - refer to description below

In 2026, the Company began allocating applicable direct and indirect overhead costs, incorporating employee utilization and head count, from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

The following tables present the effect of the adjustments made to operating income (loss) and earnings (loss) before income tax for the periods indicated.

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Six months ended June 30, 2025
Operating income (loss) as previously reported	13,224	1,806	—	15,030	13,054	232	(35,366)	(7,050)
Adjustment to general and administrative expenses	(7,714)	(11,110)	—	(18,824)	(8,762)	—	27,586	—
Operating income (loss) as recast	5,510	(9,304)	—	(3,794)	4,292	232	(7,780)	(7,050)

Earnings (loss) before income tax as previously reported	12,108	1,686	—	13,794	10,982	232	(36,830)	(11,822)
Adjustment to general and administrative expenses	(7,714)	(11,110)	—	(18,824)	(8,762)	—	27,586	—
Earnings (loss) before income tax as recast	4,394	(9,424)	—	(5,030)	2,220	232	(9,244)	(11,822)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended June 30, 2025
Operating income (loss) as previously reported	8,062	2,292	—	10,354	11,074	1,833	(18,258)	5,003
Adjustment to general and administrative expenses	(3,879)	(5,425)	—	(9,304)	(4,365)	—	13,669	—
Operating income (loss) as recast	4,183	(3,133)	—	1,050	6,709	1,833	(4,589)	5,003

Earnings (loss) before income tax as previously reported	7,499	2,319	—	9,818	10,047	1,833	(18,813)	2,885
Adjustment to general and administrative expenses	(3,879)	(5,425)	—	(9,304)	(4,365)	—	13,669	—
Earnings (loss) before income tax as recast	3,620	(3,106)	—	514	5,682	1,833	(5,144)	2,885

Geographical disclosure

As at June 30, 2026, the Company had non-current assets related to credit investments in the United States of $400.4 million (December 31, 2025 – $385.5 million). For the six months ended June 30, 2026, share of profit of equity-accounted investees related to operations in the United States was a loss of $1.9 million (six months ended June 30, 2025 – loss of $4.2 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

6.
biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	June 30, 2026	December 31, 2025
Balance, beginning of year	3,120	1,187
Increase in biological assets due to capitalized costs	9,260	16,082
Net change in fair value of biological assets	(9)	2,322
Transferred to inventory upon harvest	(9,529)	(16,471)
Balance, end of period	2,842	3,120

Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The Company estimates the harvest yields for cannabis at various stages of growth. As at June 30, 2026, it is estimated that the Company’s biological assets will yield approximately 12,932 kilograms (December 31, 2025 – 12,189

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

kilograms) of dry cannabis when harvested. During the six months ended June 30, 2026, the Company harvested 19,660 kilograms of dry cannabis (six months ended June 30, 2025 – 11,273 kilograms).

7.
Inventory

As at	June 30, 2026	December 31, 2025
Retail liquor	79,125	75,145
Retail cannabis	16,457	16,348
Harvested cannabis
Work-in-progress	2,423	2,203
Finished goods	3,463	4,342
Manufactured cannabis
Dried cannabis & biomass	3,842	2,270
Work in progress	13,675	12,577
Finished goods	5,363	5,600
Packaging supplies and consumables	9,024	8,392
	133,372	126,877

During the three and six months ended June 30, 2026, inventories of $177.9 million and $319.4 million were recognized in cost of sales as an expense (three and six months ended June 30, 2025 – $177.6 million and $326.4 million).

During the three and six months ended June 30, 2026, the Company recognized inventory write downs of $1.2 million and $2.6 million (three and six months ended June 30, 2025 – $0.2 million and $0.8 million).

8.
Right of use assets

Cost
Balance at December 31, 2025	270,591
Acquisition (note 4)	1,704
Additions	3,862
Renewals, remeasurements and dispositions	7,346
Balance at June 30, 2026	283,503

Accumulated depreciation and impairment
Balance at December 31, 2025	132,238
Depreciation	16,498
Impairment reversal	(300)
Balance at June 30, 2026	148,436

Net book value
Balance at December 31, 2025	138,353
Balance at June 30, 2026	135,067

For the six months ended June 30, 2026, renewals, remeasurements and dispositions of $7.3 million mainly related to lease renewals for which the Company reassessed likely terms.

For the six months ended June 30, 2026, the Company recorded the following net impairment losses (reversals) on right of use assets:

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2026	—	(300)	(300)
June 30, 2026	—	—	—
	—	(300)	(300)

Refer to note 9 for the significant assumptions applied in the impairment test.

For the six months ended June 30, 2025, the Company recorded the following net impairment losses (reversals) on right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(468)	(468)
June 30, 2025	—	(586)	(586)
	—	(1,054)	(1,054)

9.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress	Total
Cost
Balance at December 31, 2025	9,454	69,519	84,580	111,672	5,153	280,378
Acquisition (note 4)	—	—	1,172	—	—	1,172
Additions	—	565	21	1,691	1,510	3,787
Transfers from CIP	—	—	670	—	(670)	—
Dispositions	—	(1,900)	—	—	—	(1,900)
Balance at June 30, 2026	9,454	68,184	86,443	113,363	5,993	283,437

Accumulated depreciation and impairment
Balance at December 31, 2025	689	11,567	45,907	70,315	—	128,478
Depreciation	—	1,438	4,115	4,664	—	10,217
Impairment (recovery)	—	475	(279)	(76)	—	120
Balance at June 30, 2026	689	13,480	49,743	74,903	—	138,815

Net book value
Balance at December 31, 2025	8,765	57,952	38,673	41,357	5,153	151,900
Balance at June 30, 2026	8,765	54,704	36,700	38,460	5,993	144,622

During the six months ended June 30, 2026, depreciation expense of $2.6 million was capitalized to biological assets and inventory (six months ended June 30, 2025 – $2.0 million).

During the three months ended March 31, 2026, the Company determined that indicators of impairment existed relating to the Stellarton facility due to slow moving market conditions. The estimated recoverable amount of the facility was determined to be its fair value less costs of disposal and an impairment of $0.5 million was recorded to write down the facility to its recoverable amount of $1.9 million. The fair value measurement was categorized within Level 3 of the fair value hierarchy. The impairment was recognized in the Company’s cannabis operations reporting segment. During the three months ended June 30, 2026, proceeds of $1.7 million were received for the disposition of the Stellarton facility and a loss on disposal of $0.2 million was recognized.

During the six months ended June 30, 2026, the Company determined that indicators of impairment reversal existed relating to one cannabis retail store and three liquor retail stores showing improved store level operating results. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

cash generating unit (“CGU”) was defined as each individual retail store. The Company completed impairment tests for each CGU determined to have an indicator of potential impairment or impairment reversal using a discounted cash flow model. The recoverable amounts for each CGU were based on the higher of its estimated value in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Projected future sales and earnings for cash flows are based on actual operating results and operating forecasts. Management determined forecasted growth rates of sales based on past performance, expectations of future performance for each location and industry averages. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, forecasted inflation rates and contractual lease payments. The duration of the cash flow projections for individual CGUs is 5 years or based on the remaining lease term of the CGU.
•
Discount rate: A pre-tax discount rate range of 11.0% – 13.5% was estimated and is based on market assessments of the time value of money and CGU specific risks to determine the weighted average cost of capital for the given CGU.

For the six months ended June 30, 2026, the Company recorded the following net impairment losses (reversals) on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2026	(171)	(182)	(353)
June 30, 2026	—	(2)	(2)
	(171)	(184)	(355)

The Company also recorded impairment losses and impairment reversals on right of use assets (note 8).

For the six months ended June 30, 2025, the Company recorded the following net impairment losses (reversals) on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(263)	(263)
June 30, 2025	—	(487)	(487)
	—	(750)	(750)
10.
Net investment in subleases

	June 30, 2026	December 31, 2025
Balance, beginning of year	14,418	18,186
Finance income	270	612
Rents recovered (payments made directly to landlords)	(1,668)	(3,342)
Dispositions and remeasurements	639	(1,038)
Balance, end of period	13,659	14,418

Current portion	2,962	2,775
Long-term	10,697	11,643

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

11.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail licenses	Total
Cost
Balance at December 31, 2025	81,900	10,000	5,589	6,482	103,971
Balance at June 30, 2026	81,900	10,000	5,589	6,482	103,971

Accumulated amortization and impairment
Balance at December 31, 2025	35,792	5,564	3,365	730	45,451
Amortization	86	619	443	242	1,390
Balance at June 30, 2026	35,878	6,183	3,808	972	46,841

Net book value
Balance at December 31, 2025	46,108	4,436	2,224	5,752	58,520
Balance at June 30, 2026	46,022	3,817	1,781	5,510	57,130

12.
Investments

As at	June 30, 2026	December 31, 2025
Investments at amortized cost	585	822
Investments at FVOCI	14,185	11,236
	14,770	12,058

Current portion	263	484
Long-term	14,507	11,574

Investments at amortized cost

The Company has loans outstanding to franchise partners with a total balance of $0.6 million, maturity dates ranging from August 2026 to June 2030, and annual interest rates ranging from 7.5% – 8%.

Investments at fAIR vALUE tHROUGH OTHER COMPREHENSIVE INCOME

During the six months ended June 30, 2026, the Company acquired an additional $4.1 million of investments in listed common shares that are not held for trading, for which the Company irrevocably elected at initial recognition to designate at fair value through other comprehensive income. The shares were marked to market to $14.2 million as a Level 1 investment and the corresponding $1.1 million loss was recognized in other comprehensive income.

13.
Equity-accounted investees

As at	June 30, 2026	December 31, 2025
Interest in joint venture	400,386	385,534

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities.

SunStream is structured separately from the Company, and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt, derivative instruments and convertible equity instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2025	385,534
Share of net loss	(1,850)
Share of other comprehensive income (taxes at 23%)	13,836
Capital contributions	2,866
Balance at June 30, 2026	400,386

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	June 30, 2026	June 30, 2025
Current assets (including cash and cash equivalents - 2026: $1.6 million, 2025: $1.4 million)	3,791	5,640
Non-current assets	392,081	375,361
Current liabilities	(3,485)	(498)
Net assets (liabilities) (100%)	392,387	380,503

Six months ended June 30	2026	2025
Revenue (loss)	(648)	(2,748)
Profit (loss) from operations	(1,437)	(3,821)
Other comprehensive income (loss)	13,836	(20,959)
Total comprehensive income (loss)	12,404	(24,781)

14.
Lease Liabilities

	June 30, 2026	December 31, 2025
Balance, beginning of year	169,933	152,273
Acquisition (note 4)	1,305	—
Additions	3,860	9,634
Lease payments	(21,825)	(42,587)
Renewals, remeasurements and dispositions	7,935	42,790
Tenant inducement allowances received	861	303
Accretion expense	4,308	7,520
Balance, end of period	166,377	169,933

Current portion	36,093	35,462
Long-term	130,284	134,471

For the six months ended June 30, 2026, renewals, remeasurements and dispositions of $7.9 million mainly related to lease renewals for which the Company reassessed likely terms.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at June 30, 2026:

June 30, 2026
Less than one year	32,864
One to three years	73,213
Three to five years	50,758
Thereafter	11,277
Minimum lease payments	168,112

15.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

B)
Issued and outstanding

		June 30, 2026		December 31, 2025
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		263,359,123	2,310,398	263,021,847	2,346,728
Share issuances		3,263	10	—	—
Share issuance costs		—	—	—	—
Share repurchases		(16,200,753)	(141,874)	(5,899,897)	(52,688)
Acquisitions		—	—	—	—
Employee awards exercised		1,500,526	3,299	6,237,173	16,358
Balance, end of period		248,662,159	2,171,833	263,359,123	2,310,398

During the six months ended June 30, 2026, the Company purchased and cancelled 16.2 million common shares, pursuant to its repurchase program, at a weighted average price, excluding commissions, of $2.02 (US$1.46) per common share for a total cost of $33.1 million including commissions. Accumulated deficit was reduced by $108.6 million, representing the excess of the average carrying value of the common shares over their purchase price.

Subsequent to June 30, 2026, the Company issued 1.5 million common shares in connection with the vesting of RSUs under its long term incentive plan and purchased and cancelled 1.9 million common shares, pursuant to its repurchase program, at a weighted average price, excluding commissions, of $1.87 (US$1.32) per common share for a total cost of $3.6 million including commissions.

16.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). During 2019, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The components of share-based compensation expense are as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Equity-settled expense
Restricted share units (C)	2,078	3,621	3,884	6,080
Cash-settled (recovery) expense
Deferred share units (1) (D)	572	(702)	(618)	(1,773)
	2,650	2,919	3,266	4,307
(1)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria are met.

The following table summarizes changes in the simple and performance warrants during the six months ended June 30, 2026:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2025	16,320	$64.32	20,800	$40.38
Forfeited	(320)	155.19	—	0.00
Expired	—	0.00	(12,800)	18.75
Balance at June 30, 2026	16,000	$62.50	8,000	$75.00

The following table summarizes outstanding simple and performance warrants as at June 30, 2026:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$62.50 - $93.75	16,000	$62.50	0.53	16,000	$62.50	0.53
Performance warrants
$62.50 - $93.75	8,000	$75.00	n/a	—	$—	n/a
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually over a three-year period and generally expire ten years after the grant date.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in stock options during the six months ended June 30, 2026:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2025	320,951	$11.86
Forfeited	(236,853)	11.79
Balance at June 30, 2026	84,098	$12.05

The following table summarizes outstanding stock options as at June 30, 2026:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	3.91	10,000	3.91
$11.79	64,738	0.55	64,738	0.55
$11.90	8,160	3.99	8,160	3.99
$31.50	1,200	1.49	1,200	1.49
	84,098	1.30	84,098	1.30
C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the six months ended June 30, 2026:

RSUs outstanding
Balance at December 31, 2025	6,855,023
Granted	3,704,062
Forfeited	(745,415)
Exercised	(1,500,526)
Balance at June 30, 2026	8,313,144

At June 30, 2026, no RSUs were vested or exercisable.

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

The DSU plan was amended for grants made in 2025 and onward, allowing directors who have met the Company’s share ownership guidelines to select a redemption date based on specific criteria. All DSUs granted prior to December 31, 2024 can only be exercised once a director ceases to be on the Board. The fair value of DSUs that will be redeemed within the next year are classified as a current liability within accounts payable.

As at June 30, 2026, the Company recognized a liability of $7.0 million relating to the fair value of cash-settled DSUs (December 31, 2025 – $8.1 million) with $6.9 million (December 31, 2025 – $7.6 million) included as a non-current

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

liability within other liabilities and $0.1 million (December 31, 2025 – $0.5 million) included as a current liability within accounts payable.

The following table summarizes changes in DSUs during the six months ended June 30, 2026:

DSUs outstanding
Balance at December 31, 2025	3,568,503
Granted	311,840
Exercised	(217,602)
Balance at June 30, 2026	3,662,741

At June 30, 2026, 3.66 million DSUs were vested (December 31, 2025 – 3.57 million) and 0.14 million were exercisable (December 31, 2025 – 0.3 million).

17.
NET revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers and proprietary licensing. Cannabis retail revenue is derived from retail cannabis sales to customers, proprietary licensing, franchise revenue consisting of royalty and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Liquor retail revenue
Retail	134,320	141,479	238,016	250,501
Proprietary licensing	388	450	775	900
Liquor retail revenue	134,708	141,929	238,791	251,401
Cannabis retail revenue
Retail	77,715	78,891	150,164	151,147
Proprietary licensing	4,376	4,280	8,241	8,357
Franchise	1,113	1,228	2,144	2,435
Cannabis retail revenue	83,204	84,399	160,549	161,939
Cannabis operations revenue
Provincial boards	34,530	37,413	67,107	72,268
Wholesale	8,633	11,133	16,219	22,616
Analytical testing and other	5	106	113	310
Intersegment eliminations	(14,378)	(17,395)	(29,332)	(33,812)
Cannabis operations revenue	28,790	31,257	54,107	61,382
Gross revenue	246,702	257,585	453,447	474,722
Excise taxes (1)	10,936	12,816	21,775	25,039
Net revenue	235,766	244,769	431,672	449,683
(1)
Excise tax is only applicable to cannabis operations provincial board revenue.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

18.
Investment income

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Interest income from investments at amortized cost	8	18	22	1,391
Interest income from cash	1,000	1,300	2,468	2,783
Gain on marketable securities	—	211	55	211
	1,008	1,529	2,545	4,385

19.
Other (expenses) INCOME, NET

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Finance (costs) income
Accretion on lease liabilities	(2,135)	(1,798)	(4,308)	(3,628)
Financial guarantee liability recovery	8	14	20	28
Other finance costs	—	(18)	(38)	(59)
Interest income	133	155	270	322
Total finance costs	(1,994)	(1,647)	(4,056)	(3,337)
Change in fair value of derivative warrants	—	13	—	25
Transaction costs	(282)	(318)	(623)	(1,096)
Foreign exchange loss	610	(166)	719	(364)
	(1,666)	(2,118)	(3,960)	(4,772)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

20.
SUPPLEMENTAL CASH FLOW DISCLOSURES

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Cash provided by (used in):
Accounts receivable	(4,085)	374	6,717	(1,217)
Biological assets	72	(372)	269	(1,123)
Inventory	159	(806)	(9,215)	(6,377)
Prepaid expenses and deposits	(24)	(4,131)	297	1,848
Investments	—	(27)	—	—
Right of use assets	1	(2,955)	(3,858)	(2,949)
Property, plant and equipment	(274)	(20)	637	(29)
Accounts payable and accrued liabilities	(5,201)	(8,859)	(9,057)	(7,615)
Lease liabilities	7	3,172	4,728	3,234
	(9,345)	(13,624)	(9,482)	(14,228)

Changes in non-cash working capital relating to:
Operating	(9,123)	(13,763)	(10,990)	(14,476)
Investing	(274)	(47)	637	(29)
Financing	52	186	871	277
	(9,345)	(13,624)	(9,482)	(14,228)

21.
Earnings (Loss) per share

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Weighted average shares outstanding (000s)
Basic (1)	256,723	257,310	258,998	258,213
Dilutive effect of RSUs	—	5,990	—	—
Basic and diluted (1)	256,723	263,300	258,998	258,213
Net loss attributable to owners of the Company	(7,822)	2,885	(17,733)	(11,822)
Per share - basic and diluted	$(0.03)	$0.01	$(0.07)	$(0.05)
(1)
For the six months ended June 30, 2026, there were 54.4 thousand equity classified warrants, 16.0 thousand simple warrants, 8.0 thousand performance warrants, 0.1 million stock options and 8.3 million RSUs that were excluded from the calculation as the impact was anti-dilutive (six months ended June 30, 2025 – 118.4 thousand equity classified warrants, 50.0 thousand derivative warrants, 21.4 thousand simple warrants, 24.8 thousand performance warrants, 0.6 million stock options and 13.2 million RSUs).
22.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVOCI and accounts payable and accrued liabilities.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

Fair value measurements of marketable securities, investments at FVOCI and derivative warrants are as follows:

		Fair value measurements using
June 30, 2026	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	139	139	—	—
Investments at FVOCI	14,185	14,185	—	—
		Fair value measurements using
December 31, 2025	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	84	84	—	—
Investments at FVOCI	11,236	11,236	—	—

There were no transfers between Levels 1, 2 and 3 inputs during the period.

23.
Commitments and contingencies

The following table summarizes contractual commitments at June 30, 2026:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	46,193	—	—	—	46,193
Financial guarantee liability	—	127	—	—	127
Loyalty liability	—	620	—	—	620
Balance, end of year	46,193	747	—	—	46,940
A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, after consulting with counsel, the Company believes that the losses that may result, if any, will not be material to the consolidated financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

24.
SUBSEQUENT EVENTS

Restructuring of parallel

On July 27, 2026, the restructuring of Surterra Holdings, Inc. and certain of its affiliates (collectively, “Parallel”) was completed. As the principal asset within the SunStream investment portfolio, Parallel represents a significant step forward for SNDL, which gained indirect majority economic exposure through the restructuring transaction.